Exhibit 99.38

AGREEMENT FOR PURCHASE AND SALE
OF REAL PROPERTY

This Agreement for Purchase and Sale of Real Property (the “Agreement”) is entered into by and between NORTHGATE PROPERTIES, LLC, a limited liability company organized under the laws of the State of Colorado or its assigns (“Seller”), and NOTES LIVE REAL ESTATE AND DEVELOPMENT LLC, a limited liability company organized under the laws of the State of Colorado (“Purchaser”). Seller and Purchaser are sometimes collectively referred to herein as the “Parties.”

RECITALS

A. Seller owns (i) a certain parcel containing 9.410 acres (409,905 square feet) located in Colorado Springs, El Paso County, Colorado, the same being more particularly described on Exhibit A attached hereto and depicted as “Parcel A” on Exhibit C attached hereto and by reference made a part hereof (“Parcel 1”); and (ii) a certain parcel containing 4.968 acres (216,396 square feet) located in Colorado Springs, El Paso County, Colorado, the same being more particularly described on Exhibit B attached hereto and depicted as “Parcel B” on Exhibit C attached hereto and by reference made a part hereof (“Parcel 2”). Parcel 1 and Parcel 2 are sometimes hereinafter referred to collectively as the “Land”).

B. Seller wants to sell to Purchaser, and Purchaser wants to purchase from Seller, the “Property” (as defined below), all in accordance with the terms and conditions contained in this Agreement.

AGREEMENT

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by the parties, and incorporate the above Recitals, Purchaser and Seller agree as follows:

1. Agreement to Buy and Sell.

Subject to the terms and conditions set forth herein, Seller agrees to sell and convey to Purchaser, and Purchaser agrees to acquire and purchase from Seller:

(i)	The Land “As Is and With All Faults” at the time of Closing (subject, however, to any representations and warranties of Seller set forth in this Agreement and in the documents executed by Seller at Closing); and

(ii)	All improvements and fixtures, if any, located on the Land (the “Improvements”). The Land, the Improvements and all rights appurtenant thereto are herein referred to collectively as the “Property”).

2. Purchase Price. The purchase price to be paid by Purchaser to Seller for the Property shall be $14,689,980 (the “Purchase Price”), calculated as follows:

Parcel 2: $6,491,880 (i.e., $30.00 per square foot x 216,396 square feet)

Parcel 1: $8,198,100 (i.e., $20.00 per square foot x 409,905 square feet)

Total: $14,689,980

Said Purchase Price, subject to closing adjustments, prorations and credits set forth herein below, shall be paid to Seller in cash, via federal wire transfer, at Closing.

3. Earnest Money.

(a) Earnest Money. Within five (5) business days after the “Effective Date” (as defined below), Purchaser agrees to deposit by cash, check or wire transfer with Unified Title Company, 101 S. Sahwatch Street, Suite 110, Colorado Springs, Colorado, 80903 Phone: 719-955-7046, Fax: 1-866-534-6740, Email: fdeming@unifiedtitle.com, Attn: Fred Deming (the “Title Company”), in escrow, the sum of $50,000 as earnest money for this Agreement (the “Earnest Money”), all of which will be applied to the Purchase Price at Closing. The Earnest Money will be held and disbursed as provided in this Agreement.

(b) Application and Disbursement of Earnest Money. The Earnest Money may, at the request of Purchaser, be deposited by the Title Company in an interest-bearing account, with the interest earned thereon to be credited to Purchaser and to constitute a part of the Earnest Money for purposes hereof. The Earnest Money must be credited towards the Purchase Price at “Closing” (as defined below). If this Agreement does not close, the Title Company must disburse the Earnest Money as provided in this Agreement. If either party is entitled to the return of the Earnest Money, this Agreement constitutes escrow instructions to the Title Company relating to the disbursement of the Earnest Money, and, unless directed otherwise in writing by Purchaser or Seller, the Title Company is instructed to disburse the Earnest Money in accordance with the provisions outlined herein without the necessity of any further instructions or releases from Purchaser and Seller. To the extent that any additional consents or authorizations are required, each Party agrees to promptly provide written authorization of the release of the Earnest Money to the Title Company and the other Party. For sake of clarity, in no event shall the Title Company require written approval of Seller to return the Earnest Money to Purchaser in the event of a timely termination of this Agreement by Purchaser pursuant to the terms of Sections 4, 5, 6 or 7 below.

4. Due Diligence Documents. Seller agrees to deliver the following documents to Purchaser within the time periods specified:

(a) Title Commitment. On or before March 3, 2023, Seller, at Seller’s expense, will deliver or arrange to have delivered to Purchaser a current commitment by the Title Company (the “Title Commitment”) for an Owner’s Policy of Title Insurance (ALTA Form B 1970, Last Revised 1984, to the extent available), insuring good and marketable fee simple absolute title to the Property in Purchaser, in accordance with the terms of this Agreement and in an amount equal to the Purchase Price. The Title Commitment shall list as exceptions all easements, covenants, restrictions, encumbrances, reservations, and liens shown by the public records of the El Paso County Clerk and Recorder (“Exceptions”) affecting the Property, and shall include the best available copies of all instruments creating such Exceptions. To the extent the Title Company is willing to offer the same, the Title Commitment will contemplate deletion of the standard exceptions in the final policy, and will contemplate the following affirmative coverages: (i) Gap, (ii) Access, (iii) Subdivision. (iv) Separate tax parcel, (v) Comprehensive and (vi) Survey - Same As, provided, however, that any additional premium payable for such coverages listed in items (i) through (iv) shall be paid for at Purchaser’s sole cost and expense. Purchaser, at its sole cost and expense, may request and pay for any additional title endorsements that it requires. Failure of the Title Commitment to commit to the foregoing coverages shall not be a default, but shall grant to Purchaser the option to object to the Title Commitment by giving written notice to the Seller on or before the Title Objection Date (as defined below), whereupon Seller shall have the opportunity to respond and the provisions and rights set forth in this Agreement shall apply. Purchaser may request and pay for all affirmative coverages it deems necessary to its title insurance.

(i) Covenants. Purchaser acknowledges that the Subject Property is subject to a certain Declaration of Covenants, Conditions, Restrictions and Easements for Polaris Pointe South, as recorded on 02/01/2019 under Reception No. 219011585 in the real property records of El Paso County, Colorado (the “Covenants”). Purchaser further acknowledges that Northgate Properties, LLC is the “Declarant” under the Covenants, and that Seller will maintain Declarant control under the Covenants. Subject to the terms of Section 11, the Property shall be conveyed to Purchaser subject to the Covenants.

(ii) Metro District. Purchaser understands, acknowledges and agrees that the Property is further subject to the Copper Ridge Metropolitan District (the “District”) as proposed by Resolution No. 72-10 by the City of Colorado Springs, and recorded May 19 2010 under Reception No. 210047077, records of El Paso County. Colorado, and that the District will impose a levy upon all real property within the District. which levy will be collected by the El Paso County Treasurer for payment to the District for certain improvements within the District. Purchaser agrees that the existence of the District and the matters related thereto shall be a “Permitted Exception” hereunder.

Notwithstanding the foregoing (i) and (ii), Purchaser shall have the right to review and approve the Covenants and the documentation related to the District during the Due Diligence Period (as defined below),

(b) [Intentionally omitted]

(c) Survey. [Intentionally omitted]

5. Purchaser’s Obligations.

Purchaser shall have until March 14, 2023 (the “Title Objection Date”), to notify Seller in writing (“Purchaser’s Title Objection Notice”) of any Exceptions in the Title Commitment or any matter disclosed by a current survey which makes the Property unsuitable for Purchaser’s purposes, in Purchaser’s sole judgment (“Title Objections”). If Purchaser fails to timely provide a Purchaser’s Title Objection Notice, Purchaser shall be deemed to have approved the condition of title to the Property. If Purchaser timely provides a Purchaser’s Title Objection Notice, then Seller shall have until March 13, 2023 (“Seller’s Title Objection Response Deadline”) within which to provide Purchaser with written notice (“Seller’s Title Objection Response”) that Seller will cause such Title Objections to be removed from the Title Commitment or endorsed over in the Title Commitment (“Cure”), or that Seller will not cause such Title Objections to be removed from or endorsed over in the Title Commitment. Purchaser and Seller each understand and agree that Seller shall not be obligated to cause any such Title Objections to be removed from or endorsed over in the Title Commitment but may attempt to do so in its sole and absolute discretion. In the event that Seller is unable or unwilling to effect any such Cure, or in the event that Seller’s proposed Cure as set forth in Seller’s Title Objection Response is unacceptable to Purchaser, then Purchaser may at its option either (i) exercise its Right to Terminate this Agreement, whereupon the Earnest Money shall be returned to Purchaser, and the parties hereto shall have no further obligations hereunder except for any obligation hereunder, which by the express terms of this Agreement, survives any termination of this Agreement, by delivery of a written notice to Seller on or before March 14, 2023, or (ii) to waive such Title Objections and proceed to Closing, as defined in Section 4 hereof. In the event Purchaser fails to timely exercise its right to terminate as set forth in item (i) above, then all Title Objections (other than those which Seller has agreed to Cure in the Seller’s Title Objection Response) shall be deemed to have been waived, and Purchaser shall proceed to Closing. All Exceptions not objected to by Purchaser pursuant to this Section 5 or Title Objections subsequently waived in writing shall hereinafter be deemed to be “Permitted Exceptions”.

6. Due Diligence Period.

Purchaser shall have through and including March 14, 2023 (the “Due Diligence Period”) within which to conduct such examinations (collectively, “Examinations”) as it may elect in its sole judgment, to determine the suitability of the Property for Purchaser’s purposes to and include those Examinations set forth in Section 5.

If the Examinations disclose matters which make the Property unsuitable for Purchaser’s purposes, in Purchaser’s sole judgment, then Purchaser may terminate this Agreement by giving written notice to Seller on or before expiration of the Due Diligence Period in which event the Earnest Money shall be returned to Purchaser, Purchaser shall return all of Seller’s materials, and the parties hereto shall have no further obligations hereunder except for any obligation hereunder which, by its express terms, survives any termination of this Agreement. If Purchaser fails to terminate this Agreement by such written notice on or before expiration of the Due Diligence Period, then Purchaser shall be deemed to have accepted the physical condition of the Property in all respects, and the parties shall proceed to the Closing as contemplated by this Agreement, subject, however, to the satisfaction of any remaining conditions to Purchaser’s obligation to purchase the Property. Notwithstanding anything herein or in the Ground Lease (as defined below) to the contrary, Seller, in its capacity as Landlord under the Ground Lease and for the express benefit of The Sunset Amphitheater, LLC (the Tenant under the Ground Lease) acknowledges and agrees that, in the event Purchaser terminates this Agreement as aforesaid prior to expiration of the Due Diligence Period (or in the event Purchaser thereafter fails to close on or before the Closing Date for any reason), such termination (or failure to close) shall also effectuate (without further action required of the Tenant under the Ground Lease or otherwise) a termination of the Ground Lease pursuant to Section 5.2(a) thereof and, further, that upon such termination, The Sunset Amphitheater, LLC shall be relieved of any and all obligations under the Ground Lease, absolutely and without contingency or compromise.

During the Due Diligence Period, Purchaser and Purchaser’s agents, employees and contractor shall have the right to enter upon the Property at all times to conduct the Examinations provided, however, that Purchaser shall and hereby does protect, defend, indemnify and hold Seller and the Property harmless from and against any and all losses, costs, claims, demands, damages, suits, and liabilities arising from or otherwise in any way associated with Purchaser and Purchaser’s agents, employees and contractors entry upon or inspections of the Property, including, without limitation, mechanic’s or materialmen’s liens, reasonable attorney’s fees and court costs actually incurred, which indemnification shall survive termination of this Agreement and the Closing.

7. [Intentionally omitted]

8. Seller’s Representations and Warranties. Seller represents and covenants to Purchaser as of the Effective Date and as of the Closing, no independent investigation having been undertaken with respect to the matters, and “knowledge” of Seller referring to the actual knowledge of Seller as follows:

(a) Title. Seller represents and warrants to Purchaser that Seller currently has and will have at the Closing record fee simple, indefeasible title to the Property, and that at the Closing, fee simple title will be free and clear of all liens, encumbrances, covenants, restrictions, rights-of-way, easements, leases, conditions and other matters affecting title, except for the Permitted Exceptions. Seller further represents and warrants to Purchaser that the Property will be transferred to Purchaser free and clear of any management, service or other contractual obligations other than those disclosed to Purchaser by Seller and approved in writing by Purchaser.

(b) No Further Encumbrances. From the Effective Date until the Closing, Seller will not sell, assign, transfer or convey any right, title or interest whatsoever in or to the Property, or create or permit to exist any lien, security interest, easement, encumbrance, charge or condition affecting the Property (other than the Permitted Exceptions) without promptly discharging the same at or prior to the Closing.

(c) No Actions. Seller does not know of, and has not received any written notice that there are any actions, suits or proceedings pending, at law or in equity, or before or by any federal, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, domestic or foreign or, to Seller’s current actual knowledge, threatened against Seller or otherwise affecting any portion of the Property.

(d) Authority. The execution by Seller of this Agreement and the consummation by Seller of the sale contemplated hereby have been duly authorized, and will not, at or after the Closing, result in a breach of any of the terms or provisions of, or constitute a default under any indenture, agreement, instrument or obligation to which Seller is a party or by which the Property or any portion thereof is bound.

(e) Leases. From the date of execution of this Agreement through the date of the Closing, Seller will not enter into any lease of any portion of the Property.

(f) No Agreements. From the date of execution of this Agreement through the date of the Closing, Seller will not enter into any oral or written agreements affecting the Property which might become binding on Purchaser or the Property at or after the Closing.

(g) Compliance with Laws. To the actual knowledge of Seller, having performed no independent investigation, the Property complies with all applicable laws and ordinances, and the present maintenance, operation and use of the Property does not violate any environmental, zoning, subdivision, building or similar law, ordinance, code, regulation or governmental permit affecting the Property. The current zoning status or zoning district in which the Property is located is Planned Unit Development - Commercial and that zoning district allows the construction of an 8,000 seat Sunset amphitheater (Parcel 1) and a restaurant, event, and wedding facility (Parcel 2).

(h) Condemnation. To the best knowledge of Seller, there are no pending or threatened condemnation or similar proceedings affecting the Property.

(i) Taxes. All taxes on the Property have been paid or will have been paid up to and including the year prior to the Closing.

(j) Liens. There are no unpaid charges, debts, liabilities, claims or other obligations arising out of Seller’s ownership or use of the Property which could give rise to any contractual lien, mechanic’s and materialman’s lien or other statutory lien against the Property for which Purchaser shall be responsible.

(k) No Back-Up Contracts. In consideration of the substantial expenses incurred by Purchaser in connection with this Agreement and its inspections and due diligence, Seller agrees that it will not enter into any contracts with third parties relating to the sale of the Property from the Effective Date to the Closing Date.

(I) Matters Not Shown by the Public Records. To the best knowledge of Seller, there are no documents affecting the Property (including, but not limited to, easements, liens, service contracts, unrecorded leases, boundary line discrepancies or other title matters) that are not shown by the public records (“Off-Record Title Documents”)

(m) Touchstone Springs Parcel. With respect to the Touchstone Springs Parcel, as defined below, Seller represents and warrants that Touchstone Springs, LLC has and will have at the Closing record fee simple, indefeasible title to the Touchstone Springs Parcel, and that at the Closing, fee simple title will be free and clear of all liens, encumbrances, covenants, restrictions, rights-of-way, easements, leases, conditions and other matters affecting title, except for utility easements or other matters of record as listed on an 0 & E report delivered by Seller and acceptable to Purchaser at Closing.

9. Purchaser’s Representations and Warranties. As of the Effective Date and as of the date of the Closing, Purchaser hereby represents and warrants to Seller that:

(a) Authority. This Agreement and all documents executed by Purchaser that are to be delivered prior to or at the Closing have been duly authorized and have been (or, when executed and delivered, will be) duly executed and delivered by Purchaser and are (or, when executed and delivered will be) legal, valid and binding obligations of Purchaser.

(b) Violation or Breach. Neither the entering into of this Agreement nor the consummation or the transaction contemplated hereby will constitute a violation or breach by Purchaser of any contract or other instrument to which Purchaser is a party, or to which it is subject or by which any of its assets or properties may be affected, or of any judgement, or , writ, injunction or decree issued against or imposed upon it, or will result in an violation of any applicable law, order, rule or regulation of any governmental authority affecting Purchaser.

(c) No Actions. Purchaser has received no written notice of any action, suite or proceeding pending or threatened against Purchaser which would affect Purchaser’s ability to enter into or consummate this Agreement.

10. Closing. Subject to the conditions precedent set forth herein, the Closing will take place on or before March 15, 2023 (the “Closing Date”). Closing will occur in escrow with the Title Company acting as settlement agent. The parties may change the Closing Date by amendment to this Agreement.

11. Seller’s Obligations at Closing. At Closing, Seller must furnish or deliver to Purchaser, or cause to be delivered to Purchaser, the following in form acceptable to Purchaser:

(a) Deed. A special warranty deed (“Deed”) covering the Property duly signed and acknowledged by Seller, which Deed conveys to Purchaser good and indefeasible fee simple title to the Property free and clear of all liens, rights-of-way, easements, leases, and other matters affecting title to the Property (collectively, the “Encumbrances”), except for the Permitted Exceptions.

(b) Evidence of Authority. Such evidence or other documents that may be reasonably required by the Title Company evidencing the status and capacity of Seller and the authority of the person or persons who are executing the various documents on behalf of Seller in connection with the sale of the Property.

(c) Non-Foreign Affidavit. An affidavit or qualifying statement, which satisfies the requirements of Paragraph 1445 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

(d) Ground Lease Assignment. An assignment, in customary form reasonably approved by Seller, Purchaser and The Sunset Amphitheater, LLC, transferring and assigning to Purchaser all rights and interests of Seller as Landlord under the Ground Lease.

(e) Amendment to Covenants. An amendment to the Covenants, executed with all requisite authority, reconciling the Covenants with the approved Development Plan (the same being the Polaris Pointe South Filing No. 4 as referenced in City of Colorado Springs Approval Letter dated February 15, 2023) and otherwise approved by Purchaser, in Purchaser’s discretion, prior to Closing. Said amendment shall be recorded concurrently with the Deed.

(f) Quitclaim Deed of Certain Parcel Owned by Touchstone Springs, LLC. A quit claim deed by Touchstone Springs, LLC conveying to Purchaser that certain tract of land with a legal description of Polaris Pointe South Filing No. 3, Tract A (“Touchstone Springs Parcel”).

(g) Other Documents. Such other documents as the Title Company may reasonably require to consummate this transaction or are in the mutual opinion of Purchaser’s counsel and Seller’s counsel, reasonably necessary to properly consummate this transaction acknowledged by Seller. Seller will also authorize the Title Company to apply any money held as Earnest Money in an escrow account of Title Company to the Purchase Price.

12. Purchaser’s Obligations at Closing. At Closing, Purchaser will deliver to Seller, at Purchaser’s sole cost and expense, the following:

(a) Purchase Price. The Purchase Price for the Property, payable in cash, reduced by any Earnest Money that shall be applied by the Title Company to the Purchase Price.

(b) Other Documents. Such other documents as the Title Company may reasonably require to consummate this transaction or are in the mutual opinion of Purchaser’s counsel and Seller’s counsel, reasonably necessary to properly consummate this transaction.

(c) Evidence of Authority. Such evidence or other documents that may be reasonably required by the Title Company evidencing the status and capacity of Purchaser and the authority of the person or persons who are executing the various documents on behalf of Purchaser in connection with the purchase of the Property.

13. Costs and Adjustments.

(a) Proration of Taxes. All ordinary real property taxes levied or assessed against the Property for the year of the Closing by the city, county, state or other taxing authority will be prorated at the Closing between Purchaser and Seller on the basis of the latest available tax assessments. Seller is responsible for and must pay at the Closing all real property taxes levied or assessed against the Property for any year(s) prior to the year of the Closing. The apportionment of taxes will based on the tax rate for the last preceding year (if the current year’s statements are not available) applied to the latest assessed valuation, and adjustments in the prorations will be made if necessary upon receipt of the tax statements for the year of the Closing. Both parties agree that payment of the amount of any adjustments will be made within thirty (30) days of receipt of the tax statements for the year of the Closing. If the Property is included in a larger tax parcel, if such taxes are not due and payable at Closing, Seller will escrow the estimated taxes for the year of the Closing for the entire tax parcel for payment when due pursuant to an escrow agreement mutually acceptable to Seller and Purchaser. Seller must pay all special assessments and taxes, interest and penalties levied against the Property on or before the date of the Closing.

(b) Rollback Taxes. If the Property has been the subject of special valuation and reduced tax assessments pursuant to any applicable laws of the State of Colorado with respect to periods before the closing, the parties agree that this sale or a change in use of the Property or denial of a special use valuation on the Property claimed by Purchaser after Closing may result in the assessment of additional taxes for periods prior to Closing, and further agree that the additional taxes plus any penalties and interest (“roll back taxes”) assessed against the Property after Closing will be paid by Seller. In the event the amount of any such roll back taxes is not able to be determined as of the date of Closing, Seller will escrow the estimated roll back taxes for payment when due pursuant to an escrow agreement mutually acceptable to Seller and Purchaser.

(c) Closing Costs. Seller will pay for the cost of any tax certificates, one-half of the escrow fees charged by Title Company, the cost of recording any lien discharges, and any other cost stipulated to be paid by Seller pursuant to this Agreement. Purchaser will pay for the basic premium and any endorsements or modifications to the Title Policy requested by Purchaser, one-half of the escrow fees charged by Title Company, and any other fees stipulated to be paid by Purchaser pursuant to this Agreement. Seller and Purchaser are each be responsible for the fees and expenses of their respective attorneys. All other closing costs shall be divided equally between Seller and Purchaser.

(d) Other Income and Expenses. All other income and ordinary operating expenses for or pertaining to the Property, including, but not limited to, public utility charges, maintenance and service charges and all other normal operating charges of the Property will be prorated as of the Closing date(s); provided that Purchaser is not obligated for payments under any management, service or other contractual agreements affecting the Property and the same must be terminated prior to the Closing unless Purchaser expressly elects to assume the obligations imposed by that document.

(e) Post-Closing Adjustments. If any adjustments pursuant to this paragraph are determined to be erroneous or by agreement are to be adjusted at a later date, then either party entitled to additional amounts must invoice the other party for any additional amounts owed. The party invoiced must pay the invoice within thirty (30) days from the receipt of the invoice. Nothing contained in this subparagraph prevents either party from disputing any claim made by the other party that an adjustment made at the Closing was erroneous. This Section 13 shall survive Closing.

14. Condition of and Damage to Property. Except as otherwise provided in this Agreement, the Property shall be delivered in the condition existing as of the date of this Agreement, ordinary wear and tear expected. If the Property or any portion thereof is damaged by casualty, force majeure or other cause prior to Closing, then Purchaser at its option may elect (i) to deduct the cost of restoration, in an amount reasonably determined by Purchaser’s engineer and agreed to by Seller’s engineer, from the Purchase Price at Closing, and proceed in accordance with the terms and conditions of this Agreement, or (ii) to terminate this Agreement whereupon the Earnest Money shall be returned to Purchaser and the parties hereto shall have no further obligations hereunder

15. Zoning and Uses.

(a) Master Plan and Zoning. Seller and Purchaser acknowledge that the Land is presently zoned Planned Unit Development (PUD) for Commercial Use, as described in zoning ordinances of the City and as contemplated under the current Polaris Pointe at Northgate Master Plan approved by the City. Purchaser acknowledges and agrees that the Closing is not contingent upon any amendment to the current Polaris Pointe at Northgate Master Plan with respect to either Property, or any zone-change with respect to either Property.

16. Development Obligations.

(a) Utilities. Seller hereby represents and warrants that Seller’s related entity Copper Ridge Development, Inc. has completed the work to bring the water, sanitary sewer, natural gas and electric lines to within the boundaries and all are located underground of the Property and have been dedicated to the City. Purchaser acknowledges that City requires that Purchaser obtain then necessary Service Plan approval for the installation of gas, electric, water, and sewer lines from Colorado Springs Utilities (“CSU”). Purchaser shall be responsible, at its sole cost and expense, for tapping into and extending utility lines from those locations and to the improvements to be built on the Property, all as needed for Purchaser’s development of and use of each Property, and for obtaining utility service from the City.

(b) Intentionally omitted’

(c) Drainage. Purchaser, at its sole cost and expense, shall provide all drainage facilities located on the Property required by the approved Development Plan and any applicable drainage plans approved by the City. Seller, via its related entity Copper Ridge Development, Inc. has or will, at Seller’s sole cost and expense, install all other drainage facilities in the Shopping Center, or will require the installation thereof by the lot owners within the Owners Association.

(d) Grading. Seller, via its related entity, Copper Ridge Development, Inc. had completed rough grading of the Property. Purchaser shall be responsible, at its sole cost and expense, for all plan specific grading to be performed on the Property. Before commencing any grading on any portion of either Property, Purchaser shall submit a grading plan to the “Declarant” under the Polaris Pointe South Owners Association for its approval. Seller will not unreasonably delay withhold or condition its consent to any grading plan that is consistent with the drainage plan. At the present time, Seller is the acting Declarant under the Polaris Pointe South Owners Association. Purchaser shall not commence grading until Declarant has approved Purchaser’s grading plan submitted for approval, and Purchaser shall grade the Property in accordance with the respective plan approved by Declarant.

(e) Construction of Improvements. Construction of all improvements within the Property shall be in accordance with the Development Plan and subject to the Covenants, as amended pursuant to Section 11(e) herein above. Seller, in its capacity as Declarant under the Covenants, hereby consents to the Development Plan and to construction of the improvements contemplated thereunder and, further, does hereby affirm that no further consents or approvals are required by Declarant, the Owners Association or under the Covenants for construction of the improvements in substantial conformity with the Development Plan, all such consents and approvals being heretofore given to Buyer. In the event Buyer seeks material changes to the Development Plan, all such changes shall be subject to the terms of the Covenants. The terms of this subsection (e) shall survive Closing.

17. Condemnation and Eminent Domain. In the event that condemnation or eminent domain proceedings are commenced or Purchaser has reasonable cause to believe that such proceedings hereafter may be commenced, then Purchaser may elect to terminate this Agreement by giving written notice to Seller after Purchaser acquires such information, whereupon Purchaser shall receive all Earnest Money and consideration paid by Purchaser under this Agreement, and the parties hereto shall have no further obligations hereunder. In the event of an actual taking in condemnation, eminent domain, or a conveyance in lieu thereof prior to Closing then Purchaser, at its option may (i) proceed to Closing, in which event the Purchase Price shall be reduced by the amount of the condemnation. eminent domain award, or the sales price paid to Seller for the condemned property, in the event of a conveyance in lieu of condemnation, if such amounts are paid prior to Closing, or (ii) terminate this Agreement whereupon the Earnest Money or consideration paid by Purchaser shall be returned to Purchaser and the parties hereto shall have no further obligations hereunder. Seller shall not convey any portion of the Property and shall not agree to any condemnation or eminent domain settlement without Purchaser’s prior written consent, and any condemnation or eminent domain award not paid prior to Closing shall be assigned to Purchaser at Closing.

18. Remedies.

(a) Seller Default. If: (i) Seller fails to timely comply with all conditions, covenants and obligations imposed on it by this Agreement, (ii) Seller fails to close the sale of the Property for any reason other than Purchaser’s default; then such failure or misrepresentation is an “Event of Default” by Seller. If there is an Event of Default by Seller, Purchaser may (i) terminate this Agreement by providing written notice of termination to Seller, in which event the Earnest Money must be returned promptly to Purchaser by the Title Company, and neither party shall have any further rights or obligations under this Agreement, or (ii) enforce the specific performance of this Agreement. The remedies set forth in this Paragraph are cumulative and do not affect Purchaser’s ability to exercise specific remedies that may be otherwise set forth in this Agreement.

(b) Purchaser Default. If Purchaser fails to timely comply with all conditions, covenants and obligations imposed on it by this Agreement (including the obligation to Close), that failure is an Event of Default by Purchaser, and Seller’s sole and exclusive remedy is to terminate this Agreement and make demand on the Title Company to deliver to it all Earnest Money deposited with the Title Company, and this Agreement shall be null and void. This is Seller’s sole remedy for Purchaser’s failure to consummate the Closing under this Agreement; provided, however, that the foregoing liquidated damages agreement shall not apply to Purchaser’s indemnifications under this Agreement. Seller expressly waives the remedies of specific performance and additional damages. Seller and Purchaser hereby acknowledge and agree that Seller’s damages in the event of a Purchaser default under this Agreement are difficult, if not impossible, to determine and Seller and Purchaser have agreed that the Earnest Money represents a reasonable estimate thereof, and is not a penalty.

(c) Notice and Cure Period. Notwithstanding anything herein to the contrary, prior to the exercise of any remedy set forth in this Agreement by Seller or Purchaser due to a default by the other party the non-defaulting party agrees to deliver a written notice to the defaulting party formally notifying the defaulting party of identified default. The defaulting party is granted a period of ten (10) business days following the defaulting party’s receipt of such default notice in which to cure the identified default or state a reason that the identified default does not constitute a default (the “Cure Period”). If the default is not cured or objected to within the Cure Period, the non-defaulting party may exercise all remedies granted to it in Paragraphs (a) or (b) of this Section 18. If the Closing Date falls within an allowed cure period, the parties agree that the Closing Date will be extended to the day after the last day of the cure period.

(d) Costs and Expenses. In the event of any litigation or alternate dispute resolution arising out of this Agreement, the arbitrator, mediator or court shall award to the prevailing party all reasonable costs and expenses, including reasonable attorney’s fees. JURY WAIVER: IN THE INTEREST OF OBTAINING A SPEEDIER AND LESS COSTLY HEARING OF ANY DISPUTE, EACH OF PURCHASER AND SELLER HEREBY EXPRESSLY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER PARTY AGAINST THE OTHER AND ANY RIGHTS TO A TRIAL BY JURY UNDER ANY STATUE, RULE OF LAW OR PUBLIC POLICY IN CONNECTION WITH ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY RELATING TO THIS AGREEMENT. Although such jury waiver is intended to be self-operative and irrevocable, Purchaser and Seller each further agree, if requested, to confirm such waivers in writing at the time of commencement of any such action, proceeding or counterclaim.

19. Notices. All notices, demands or other communications of any type given by Seller to Purchaser, or by Purchaser to Seller, whether required by this Agreement or in any way related to the transaction contracted for herein, are void and of no effect unless given in accordance with the provisions of this paragraph. All notices must be in writing and delivered to the person to whom the notice is directed, either in person, by overnight delivery service, or email , or by mail as a registered or certified item, return receipt requested. Notices shall be deemed given upon receipt (or refusal to accept receipt) or if delivered by email, when sent with delivery receipt requested, and such notices must be addressed as follows:

SELLER:	NORTHGATE PROPERTIES, LLC
Attn: Gary Erickson
13540 Meadowgrass Drive
Suite 200
Colorado Springs CO 80921
Phone: 709-531-0707
Email: gary@executive-company.com
And: tom@executive-company.com

PURCHASER:	Notes Live Real Estate and Development LLC
1755 Telstar Drive
Suite 501
Colorado Springs, CO 80920
Phone: 678-617-4726
Email: bmudd@noteslive.vip

With a copies to:	Capital Law & Advisory Partners, LLC
319 Boulevard
Gainesville, Georgia 30501
Phone: 770-534-8605
Email: wbeavers@caplawpartners.com

-and-

Tobin D. Kern, Principal
Kern Law, LLC
2679 Main St., Ste. 727
Phone: 303-960-7117
Email: tkern@kernlawll.com

20. Miscellaneous.

(a) Interpretation and Applicable Law. This Agreement will be construed and interpreted in accordance with the laws of the State of Colorado and venue for any lawsuit is in El Paso County, Colorado. Where required for proper interpretation, words in the singular includes the plural; the masculine gender includes the neuter and the feminine, and vice versa. The terms “successors and assigns” include the heirs, administrators, executors, successors and assigns, as applicable, of any party. Time is of the essence in this Agreement in all respects.

(b) Amendment. This Agreement may not be modified or amended, except by an agreement in writing signed by Seller and Purchaser. The parties may waive any of the conditions contained herein or any of the obligations of the other party hereunder, but any waiver is effective only if in writing and signed by the party waiving such conditions and obligations.

(c) Attorneys’ Fees. If either party named herein brings an action to enforce the terms of this Agreement or to declare rights hereunder, the prevailing party in any such action, on trial or appeal, is entitled to his/her/its reasonable attorneys’ fees to be paid by losing party as fixed by the court. The parties agree that “prevailing party” means the party who successfully prosecutes the action or successfully defends against it, prevailing on the main issue, even though not necessarily receiving an award of damages or other form of recovery.

(d) Descriptive Headings. The descriptive headings of the several paragraphs contained in this Agreement are inserted for convenience only and do not control or affect the meaning or construction of any of the provisions hereof.

(e) Entire Agreement. This Agreement (and the items to be furnished in accordance herewith) constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith. No representation, warranty, covenant, agreement or condition not expressed in this Agreement is binding upon the parties hereto or affects or is effective to interpret, change or restrict the provisions of this Agreement.

(f) Multiple Originals and Counterparts. Numerous copies of this Agreement may be executed by the handwritten signatures of the parties hereto, either together or in counterparts, each of which are deemed an original and all of which together constitute one and the same instrument. Handwritten signatures on counterparts of this Agreement that are transmitted by fax or scanned email are deemed original, effective for all purposes.

(g) Real Estate Commission. Seller and Purchaser each warrant and represent to the other that neither of them has dealt with any agent or broker in connection with the sale and purchase of the Property. Each party hereto agrees to indemnify, defend and save harmless the other party from and against any and all claims, losses, damages, costs, or expenses of any kind or character arising out of or resulting from any agreement, arrangement or understanding alleged to have been made by such party or on its behalf with any broker or finder in connection with this Agreement or transactions contemplated hereby. The provisions of this paragraph shall survive the Closing.

(h) Effective Date. All references in this Agreement to the “Effective Date”, the “date hereof, or the “date of this Agreement” means the date upon which the Title Company acknowledges receipt of this Agreement executed by Seller and Purchaser as set forth below.

(i) Time Periods. Notwithstanding anything herein to the contrary, if the final date of any period, any date of performance or any deadline date which is set forth in this Agreement falls on a Saturday, Sunday, legal holiday, or other day in which most banks are closed in El Paso County, Colorado, then such date is extended to the next following date which is not a Saturday, Sunday or legal holiday (any such date being a “Business Day”). All time periods shall expire at 7:00 p.m. Mountain Standard Time on the applicable date.

(j) Binding Effect. This Agreement is binding upon and inures to the benefit of the parties hereto and their heirs, legal representatives, successors and assigns.

(k) Termination. If a party has a right to terminate under this Agreement (“Right to Terminate”), the termination shall be effective upon the other party’s receipt of written notice to terminate (“Notice to Terminate”) provided such written notice was received on or before the applicable deadline specified in this Agreement. If the Notice to Terminate is not received on or before the specified deadline, the party with the Right to Terminate shall have accepted the specified matter, document or condition as satisfactory and waived the Right to Terminate under such provision. In the event the Agreement is terminated, all Earnest Money received hereunder shall be returned and the parties hereto shall have no further obligations hereunder except for any obligation hereunder, which by the express terms of this Agreement, survives any termination of this Agreement.

(I) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of both Purchaser and Seller.

(m) Like Kind Exchange. Seller or Purchaser may structure the purchase or sale transaction contemplated herein as a like-kind exchange under Internal Revenue Code of 1986, Section 1031 as amended and, in such event, both Purchaser and Seller agree to cooperate with such exchanges, provided that such exchanges shall not delay the closing and that no additional costs shall be unreasonably incurred by either party toward the other in effecting such exchange. Neither party is required to acquire any real property other than the real property which is the subject of the Agreement.

(n) Special Taxing Districts. THE PROPERTY MAY BE SUBJECT TO SPECIAL TAXING DISTRICTS WHICH MAY BE SUBJECT TO GENERAL OBLIGATION INDEBTEDNESS THAT IS PAID BY REVENUES PRODUCED FROM ANNUAL TAX LEVIES ON THE TAXABLE PROPERTY WITHIN SUCH DISTRICTS. PROPERTY OWNERS IN SUCH DISTRICTS MAY BE PLACED AT RISK FOR INCREASED MILL LEVIES AND EXCESSIVE TAX BURDENS TO SUPPORT THE SERVICING OF SUCH DEBT WHERE CIRCUMSTANCES ARISE RESULTING IN THE INABILITY OF SUCH A DISTRICT TO DISCHARGE SUCH INDEBTEDNESS WITHOUT SUCH AN INCREASE IN MILL LEVIES. PURCHASER SHOULD INVESTIGATE THE DEBT FINANCING REQUIREMENTS OF THE AUTHORIZED GENERAL OBLIGATION INDEBTEDNESS OF SUCH DISTRICTS, EXISTING MILL LEVIES OF SUCH DISTRICT SERVICING SUCH INDEBTEDNESS, AND THE POTENTIAL FOR AN INCREASE IN SUCH MILL LEVIES.

(o) Public Improvement Fee. Purchaser acknowledges that the Property is located within a Public Improvement Property and is subject to a Public Improvement Fee (“PIF Fee”) as required by the City of Colorado Springs in connection with the Special District Act as set forth in C.R.S. Section 32-101, et seq. Purchaser recognizes and agrees that certain fees generated by Purchaser’s economic activities, namely its sales to customers, will be applied toward the cost of certain improvements for the Shopping Center. Purchaser agrees to pay the Public Improvement Fee (“PIF”) as defined under the Declaration Of Covenants Imposing And Implementing A Public Improvement Fee, dated September 12, 2012 and recorded September 19, 2012 as instrument 212109234 in the official records of El Paso County, Colorado (“PIF Covenant”). The PIF is in the amount of 1 % of such sales, until the termination of the PIF Covenant, or reduction of the PIF, subsequent to the date upon which all financings required under the PIF Covenant have been discharged or paid. Until further notice, Purchaser agrees to pay the PIF Fee to the Primary PIF Recipient, Copper Ridge Metropolitan District. The Primary PIF Recipient shall provide Purchaser with any and all information needed so that Purchaser may comply with the provisions of the PIF Covenant.

(p) [Intentionally omitted.]

(q) Further Cooperation. Purchaser acknowledges that, except for any development approval documents prepared by Seller that are also required for submission by Purchaser to the Pikes Peak Regional Building Department, Seller is not responsible for preparing any of Purchaser ‘s construction related documents necessary for Purchaser to secure a building permit including Purchaser’s technical drawings and engineering. Purchaser acknowledges that Seller’s responsibility under this Agreement is to secure the Development related approvals prior to closing. To aid Seller, and if so required for Seller to complete its obligations under this Agreement, Purchaser will prepare its own construction related documents and provide them to Seller along with information necessary to allow Seller to complete its obligation to secure the Development related approvals. Therefore, Purchaser and Seller acknowledge that they must coordinate their efforts to prepare submissions to the applicable government reviewing and approving entities responsible for reviewing and approving the final Plat, Development Plan, zone change request, Master Plan modifications, drainage plans, grading plans, Northgate Business Owners Association approvals, and everything else required for final development approvals prior to Closing. Purchaser and Seller further acknowledge that the applicable governmental reviewing and approving entities will comment upon the submissions tendered to them and will likely require modifications to the original submissions. This process will require the close and ongoing cooperation of Purchaser and Seller. Therefore, to effectuate the intent of this Agreement, each party shall, from time to time, timely execute and deliver such further instruments as the other party or its counsel or any reviewing and approving entities may reasonable request, including, but not limited to, documents necessary for compliance with laws, ordinances, rules or regulations of all such applicable governmental reviewing and approving authorities and each shall also cooperate with each other so as to do so. Seller further agrees to cooperate with Purchaser in providing, or causing Touchstone Springs, LLC to provide, such information or documentation as may be reasonably necessary for Purchaser to obtain after Closing a standard title commitment to insure Purchaser as to all matters other than those of record that may affect Purchaser’s title to the Touchstone Springs Parcel.

(r) No Recording. Neither this Agreement nor any memorandum hereof shall be recorded.

(s) No Water Rights. Seller and Purchaser each understand, acknowledge and agree that the Property does not include any water rights, ditch rights, well rights or reservoir rights which have been or are currently used in connection with the Property, or any rights or interests in or to any groundwater underlying the Property. Seller does not own and is not committing to convey to Purchaser any water rights or interests appurtenant to the Property.

(t) Ground Lease Payments. Seller and Purchaser acknowledge the existence of that certain Ground Lease dated April 5, 2022 as amended by that First Amendment to Ground Lease dated October 10, 2022 between Northgate Properties, LLC as Landlord and The Sunset Amphitheater, LLC as Tenant on the Property (herein “Ground Lease”). Purchaser has express control of Tenant of the Ground Lease.

[Separate Signatures on following page]

SIGNED in multiple copies with separate signature pages to facilitate closing on this the 14th day of March, 2023.

SELLER:

NORTHGATE PROPERTIES, LLC

By:	/s/ Gary Erickson
Gary Erickson, Manager

SIGNED in multiple copies with separate signature pages to facilitate closing on this the 14th day of March, 2023.

PURCHASER:

NOTES LIVE REAL ESTATE AND DEVELOPMENT LLC

By:	/s/ JW Roth
Its:	JW Roth, Manager

EXHIBITS TO AGREEMENT

Attached hereto and incorporated herein:

Exhibit A-1/B-1 Legal Description of Parcel 1

Exhibit A-2/B-2 Legal Description of Parcel 2

[Omitted.]